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                                                   OMB Number 3235-0104
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person*
     Joel S. Kraut
     c/o Orbit II Partners, L.P.
     2 Rector Street, 16th Floor
     New York, New York 10006

2.   Date of Event Requiring Statement (Month/Day/Year)
     December 23, 1999

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol
     MicroTel International, Inc. (OTC.BB: "MCTL.OB")

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

6.   If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
    Common Stock                             755,700(1)                   I                    (1)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

(1) These securities are owned by Orbit II Partners, L.P., a limited partnership formed under the laws of the State of Delaware
("Orbit II").  The Reporting Person is a Managing General Partner of Orbit II.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
- ---------------------------------------------------------------------------------------------------------------------------------
Warrant                  12/23/99   12/23/02        Common Stock            172,500(1)      $0.25              I             (1)

Series A Preferred Stock 12/23/99   5/22/03(2)      Common Stock          1,743,285(1)       (2)               I             (1)

Warrant                  01/01/99   6/30/00         Common Stock            150,000(3)      $0.75              I             (3)



/s/ Joel S. Kraut                            December 28, 1999
___________________________                 -----------------------
Joel S. Kraut                                       Date
**Signature of Reporting Person

**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

(1)  These securities are owned by Orbit II Partners, L.P., a limited partnership formed under the laws of the State of Delaware
     ("Orbit II").  The Reporting Person is a Managing General Partner of Orbit II.

(2)  Each share of Series A Preferred Stock is convertible into 50,530 shares of Common Stock prior to May 22, 2003.  On May 22,
     2003, the Issuer is required to redeem each outstanding share of Series A Preferred Stock for $11,500.00.

(3)  These securities are owned by OTAF, LLC, a limited liability company formed under the laws of the state of New York ("OTAF).
     The Reporting Person is a Administrative Member of OTAF.

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient,  SEE Instruction 6 for procedure.